5225 Carlson Road

Yuba City, CA 95993

March 4, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds

Assistant Director

Re:	Stevia First Corp.

Registration Statement on Form S-1, as amended

File No. 333-185215

Dear Mr. Reynolds:

As requested by the Staff during a telephone conversation with Stevia First Corp.’s outside counsel on February 26, 2013, Stevia First Corp. hereby confirms that following the effectiveness of the Registration Statement on Form S-1 (File No. 333-185215), it will file a prospectus (the “Prospectus”) under Rule 424(b) of the Securities Act of 1933 (the “Securities Act”). The Prospectus shall be dated and the information in the section titled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” shall be dated as of February 14, 2013.

Please direct any comments or inquiries regarding the foregoing to me at (530) 231-7800 (telephone) or brooke@stevia-first.com (e-mail).

Very truly yours,

/s/ Robert Brooke
Name: Robert Brooke
Title: Chief Executive Officer